EXHIBIT 99.3

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the year ended December 31, 2023. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the IFRS Interpretations Committee (“IFRIC”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is April 2, 2024.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

1.1 Forward-looking statements

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s exploration plans and objectives and the timing and costs of these plans; future capital expenditures and requirements, and sources and timing of additional financing; the timing, costs and success of the Company’s exploration activities, estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; capital expenditures; the Company’s plans for its ownership interests in Dolly Varden Silver Corporation and Sirios Resources Inc. and the realization of carrying values of securities held for resale, and liabilities related to unused tax benefits or flow-through obligations; statements relating to the business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to complete its planned exploration activities with its available working capital; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned exploration activities under governmental and other applicable regulatory regimes including the legally, mandated consultation process with affected First Nations; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2023, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s annual report on Form 20-F for the year ended December 31, 2023 to be filed with the United States Securities and Exchange Commission (the “SEC”) by April 30, 2024 (the “2023 Form 20-F Annual Report”), and subsequent disclosure filings with the SEC, available on SEDAR+ at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated, and Inferred Resource Estimates:

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43 101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

As a “foreign private issuer” under United States securities laws, the Company was previously eligible to file its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system. Consequently, the Company was not required to provide disclosure on its mineral properties under US Regulation S-K 1300 but rather provided disclosure under Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company has recently lost its eligibility to file its annual report on Form 40-F using Canadian standards due to the non-affiliate market capitalization of its public share float having a market value less than US$75 million. Consequently, the 2023 Form 20-F Annual Report to be filed by the Company with the SEC will include disclosure on the Company’s material properties in accordance with the requirements of Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43- 101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2023 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

1.2 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and David Rivard, P.Geo., Exploration Manager, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A in respect to the Committee Bay and Eau Claire projects respectively.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

Section 2: Business Overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada. At December 31, 2023, the Company had two principal projects: Eau Claire in Quebec and Committee Bay in Nunavut, and also held a 50.022% interest in the Eleonore South Joint Venture (“ESJV”), with the remaining 49.978% held by Newmont Corporation (“Newmont”). On February 26, 2024 the Company announced that it had acquired Newmont’s 49.978% interest so that it now holds a 100% interest in the Eleonore South project by purchasing Newmont’s portion for $3M.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3.

The Company is a junior resource exploration issuer and does not have material revenues nor reportable segments. Its business success must be measured primarily by the success of its exploration programs in establishing that the Company’s mineral properties contain potential commercial deposits of precious metals.

Material developments over the past two years in chronological order include:

2.1 2022 Sale of Subsidiary Homestake Resources Corporation (“Homestake Resources”) to Dolly Varden

On December 6, 2021, the Company entered into a definitive agreement (the "Purchase Agreement") with Dolly Varden Silver Corporation (“Dolly Varden”) pursuant to which the Company agreed to sell to Dolly Varden a 100% interest in Fury Gold's wholly owned subsidiary, Homestake Resources in exchange for $5,000 in cash and 76,504,590 common shares in Dolly Varden. Homestake Resources is the owner of a 100% interest in the Homestake Ridge gold-silver project which is located adjacent to the Dolly Varden Project owned by Dolly Varden in the Golden Triangle, British Columbia (the “Dolly Varden Transaction”). The Dolly Varden Transaction completed on February 25, 2022. As a result, Fury acquired the 76,504,590 Dolly Varden Shares on February 25, 2022, representing approximately 35.33% of the Dolly Varden Shares outstanding and 32.88% of Dolly Varden on a fully diluted basis as of that date.

In connection with the Dolly Varden Transaction and as contemplated in the Purchase Agreement, Dolly Varden and Fury Gold have also entered into an investor rights agreement dated February 25, 2022 (the "Investor Rights Agreement"). Pursuant to its obligations under the Investor Rights Agreement, Dolly Varden has appointed Forrester “Tim” Clark, the Chief Executive Officer (“CEO”) of Fury Gold, and Michael Henrichsen, the former Chief Geological Officer of Fury Gold, to the board of directors of Dolly Varden.

(a)

On October 13, 2022, the Company announced that it had completed a non-brokered sale agreement to sell 17,000,000 common shares of Dolly Varden at $0.40 per share, representing approximately 7.4% of the outstanding common shares. The net proceeds received by the Company upon close of the transaction was $6,775. As of December 31, 2023, the Company held a 22.03% interest in Dolly Varden.

(b)

On March 12, 2024, the Company sold 5,450,000 common shares of Dolly Varden at $0.735 per Share for gross proceeds of $4,006, thus reducing its position to 19.99% of Dolly Varden, and decreasing its right to one director on Dolly Varden under its Investors Rights Agreement, to which notice have been given.

2.2 For 2023 exploration events see Section 3, below.

2.3 Increase in ownership interest of Eleonore South to 100%

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

On September 12, 2022, the Company and its joint operation partner Newmont, through their respective subsidiaries, completed the acquisition of the remaining approximately 23.77% participating interest of Azimut Exploration Inc. in the ESJV, on a pro-rata basis. As a result of the transaction, the 100% ESJV participating interests are now held 50.022% by the Company and 49.978% by Newmont with Fury Gold remaining operator under an amended and restated joint operating agreement.

Subsequent to December 31, 2023, the Company and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, entered into a new agreement whereby the Company acquired 100% control of the interests, consolidating these properties into the Company’s portfolio. The transaction closed on February 29, 2024. As part of the transaction, the Company acquired 30,392,372 shares of Sirios Resources Inc. from Newmont which represented a 10.98% share at the time.

Section 3: 2023 Highlights and subsequent events

3.1 Operational highlights

In 2023, the Company successfully executed a 18,807 metre (“m”) drilling program at the Eau Claire project including 12,030m at the Hinge Target and 6,777m at the Percival prospect and an infill biogeochemical sampling survey along the Percival Trend. The key exploration highlights were as follows:

Eau Claire exploration

•	On February 26, 2024, the Company announced that it had consolidated its interest at Eleonore South to 100% through the purchase of Newmont’s interest for $3M. As part of the consolidation of Éléonore South, the Company purchased Newmont’s 30,392,372 shares of Canadian junior resource explorer Sirios Resources Inc. (“Sirios”) for $1.3M. These Sirios shares, representing approximately 10.98% of issued Sirios shares, were acquired for investment purposes. The Company will evaluate its investment in Sirios on an ongoing basis.

•	On February 6, 2024, the Company announced results for the final set of results from the 12,000m 2023 drilling program at the Hinge Target. Highlights from these last five drill holes include 17.62g/t gold over 3.50m (including 29.80g/t gold over 2.00m), and 22.20g/t gold over 0.50m from 23EC-082; 3.35g/t gold over 8.50m (including 5.70g/t gold over 3.00m), and 2.24g/t gold over 7.50m from 23EC-079; and 5.49g/t gold over 3.50m from 23EC-078. The reported intercept from drill hole 23EC-082 of 17.62g/t gold over 3.50m is within 135m of surface and is completely open to surface and to the west, above the rest of the Hinge Target.

•	On January 17, 2024, the Company provided results from the fourth set of results from the 2023 drilling program at the Hinge Target. Highlights from the seven drill holes include 31.77g/t gold over 3.50m from 23EC-077; 65.30g/t gold over 0.50m and 14.25 g/t gold over 1.00m from 23EC-074; 2.56g/t gold over 7.50m from 23EC-068; and 3.41g/t gold over 6.50m and 5.00g/t gold over 3.50m from 23EC-075. The 2023 Hinge Target drilling has increased confidence in the geological model and potential for expansion of the Eau Claire resource to the west.

•

On November 28, 2023, the Company announced additional results from the 2023 infill drilling program at the Hinge Target. Drilling continues to intercept multiple zones of gold mineralization including 5.5m of 4.52g/t gold and 3.0m of 3.34g/t gold from 23EC-069; 1.0m of 20.20g/t gold and 3.5m of 3.51g/t gold from 23EC-070; 1.0m of 19.55g/t gold from 23EC-066; and 3.5m of 3.82g/t gold from 23EC-067. The Hinge Target infill program has increased confidence in the geological model and potential for expansion of the Eau Claire resource to the west.

•

On October 3, 2023, the Company released results for two infill core drill holes from the Hinge Target. The 2023 drill program continues to focus on infill drilling at the Hinge Target located immediately west of the Eau Claire Deposit. Every hole completed at the Hinge Target to date has intercepted two corridors of stacked gold-bearing quartz tourmaline veins and alteration including 3.5m of 5.73 g/t gold and 11.27 g/t Tellurium and 7.43g/t gold over 2.5m within a broader interval of 4.65g/t gold and 8.72 g/t Tellurium over 4.5m. These results continue to highlight the importance of the Hinge Target to the overall expansion of the Eau Claire Deposit to the west. Drill holes 23EC-065 and 23EC-068 represent the continuation of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. The stacked intercepts through these new holes continue to exhibit the overall strength of the mineralized system within the Hinge Target. These results provide confidence in the continuity of the modeled sub-vertical veining at the Hinge Target. In addition to gold, the Eau Claire Deposit is rich in Tellurium, a mineral present on the list of critical and strategic elements. Tellurium can be used in the manufacturing of stainless steel, batteries and solar panels.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

•

On August 3, 2023, the Company announced results for the first three 2023 core drill holes at the high-grade Eau Claire gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The 2023 drill program to date has focused on the continued expansion of the Hinge Target located immediately west of the Eau Claire Deposit with the goal of updating the Eau Claire Mineral Resource Estimate at the end of the season. Drilling at the Hinge Target continues to return multiple stacked zones of gold mineralization from each drill hole including 5.0m of 3.6 g/t Au within a broader interval of 14.0m of 2.37 g/t Au. Additional drill intercepts included 6.5m of 2.66 g/t Au, 6.0m of 2.77 g/t Au and 1.0m of 10.35 g/t Au (Table 1; Figure 1). Drill holes 23EC-063 and 23EC-064 expanded the Hinge Target gold mineralization 50m up-dip and 75m to the west respectively. Drill hole 23EC-064 represented the first of a series of infill drill holes designed to tighten up the spacing of the 2022 Hinge Target drilling to a nominal spacing of 60-80m. Importantly, the broad intercepts of 14.0m of 2.37 g/t Au, 6.0m of 2.77 g/t Au and 6.5m of 2.66 g/t Au continue to show the overall strength of the mineralized system within the Hinge Target. .

•

On February 13, 2023, the Company announced that it had defined a total of eight gold targets through the completion of a B-horizon soil sampling program (Figure 1). Six of the targets lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100 kilometre (km) mapped extent including the Company’s Eau Claire Deposit and Percival Prospect.

Percival prospect

•

On November 6, 2023, the Company announced results for the first five 2023 core drill holes from the Percival Main prospect, located 14km east of the high-grade Eau Claire gold deposit. Drill hole 23KP-015 targeted a 70m step out from the 2022 drilling on the eastern flank of the known Percival Main mineralization and intercepted 279 g/t Au over 1.5 m, 5.0m of 2.68 g/t gold and 7.5m of 2.31 g/t gold. Drill hole 23KP-015 is on the easternmost section completed to date at Percival Main which remains open in all directions. Three drill holes targeted the westerly continuation of the high-grade intercept reported from drill hole 22KP-008 (13.5m of 8.05 g/t Au – see news release dated December 21, 2022). These drill holes intercepted 22.5m of 0.52 g/t gold from 23KP-009; 19.5m of 0.66 g/t gold from 23KP-010 and; 52.5m of 0.34 g/t gold from 23KP-011. Results for a single hole testing the easterly continuation of the same 2022 intercept encountered additional broad zones of mineralization including 48.5m of 0.86 g/t gold, 16.5m of 1.42 g/t gold, including 11.55 g/t gold over 1.5m, and 14m of 1.09 g/t gold from 23KP-012. Notably, the intercepts reported from drill hole 23KP-012 occur approximately 125m down plunge to the east of the reported 2022 drill intercept of 8.05 g/t gold over 13.5m (see news release dated December 21, 2022).

3.2 2023 Corporate highlights and subsequent events

•	On March 13, 2024, the Company announced that it had sold 5,450,000 Dolly Varden common shares for $4.06 million gross proceeds less 4.5% commission to a registered dealer. This sale has reduced the Company’s position in Dolly Varden to 19.99%. The net proceeds will be used for continued exploration at the Eau Claire and Éléonore South projects in Quebec and for general working capital. In terms of the Investor Rights Agreement, the Company loses its ability to appoint two board members when its investment drops below 20%, and can only retain one appointee on the board, until such time as the Company’s interest drops further to below 10% at which time it will have no right to appoint board members any longer.

•	On January 10, 2024, the Company announced the appointment of Phil van Staden, the current Interim CFO of the Company, to the position of Chief Financial Officer effective as of January 1, 2024

•	On September 5, 2023, the Company announced that its Board of Directors has appointed Isabelle Cadieux as an Independent Director, effective immediately. Ms. Cadieux, a professional geologist, brings more than 30 years of experience in mineral exploration and financing in the mining sector. She last held the position of Managing Director, Investment at SIDEX, a Quebec institutional fund that finances exploration companies, including Fury, and continues to hold shares in Fury, where she served from 2001 until 2023. Her mineral exploration experience across Canada and abroad, includes positions with AGIP (1980-1983 in Saskatchewan), AREVA (1988-1992 in Quebec, Ontario, and the Northwest Territories), and Channel Resources (1996-1999 in Burkina Faso) and covers a wide range of ore deposit types and mineral commodities, in particular gold, copper, and uranium. She holds an M.Sc. in Mineral Exploration (MINEX) from McGill University and a B.Sc. in Geology from the University of Ottawa.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

•	On June 30, 2023, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 29, 2023. The Company confirmed that each director nominee listed in the Company’s management information circular (“Circular”) dated May 18, 2023 in connection with the Meeting and as filed on SEDAR+ on May 23, 2023, were re-elected as directors of the Company and Deloitte LLP, was re-appointed as the Company’s independent registered public accounting firm. The adoption of a new long-term equity based management incentive plan was also approved the detailed terms of which are fully described in the information circular filed on SEDAR+ in connection with the Meeting.

•	On May 31, 2023, the Company announced that Dr Lynsey Sherry, Chief Financial Officer (“CFO”), had given notice that effective June 23, 2023, she would be pursuing other professional opportunities; Mr. Phil Van Staden, previously Fury’s Corporate Controller, was appointed Interim CFO effective that date.

•	On May 16, 2023, the Company announced that Mr. Brian Christie had been appointed as Board Chair and that Mr. Jeffrey Mason will continue to serve as independent Director. The Company also announced that Mr. Michael Henrichsen, Chief Geological Officer, (CGO), had retired from his role and will remain a consultant to Fury. There are no plans to continue with the office of the CGO at this time and the Senior VP Exploration will assume any responsibilities related to the CGO role.

•	On March 23, 2023, the Company announced the closing of the previously announced bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 common shares of the Company that qualify as ‘flow-through shares’ as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) “FT Shares”) at a price of $1.44 per FT Share to be sold on a charitable flow-through basis, representing total gross proceeds to the Company of $8,750,160. The proceeds of the financing will be used to advance the Company’s 2023 exploration projects in Quebec.

•	On February 22, 2023, the Company announced that its Board of Directors had appointed Brian Christie as an Independent Director, effective immediately. Mr. Christie most recently served as Vice President, Investor Relations at Agnico Eagle Mines Limited, prior to which Mr. Christie worked for over 17 years as a precious and base metals mining analyst. Mr. Christie holds a BSc. in Geology (University of Toronto) and an MSc. in Geology (Queen’s University) and is a member of the Canadian Investor Relations Institute (CIRI) and the National Investor Relations Institute (NIRI). On January 11, 2023, the Company also announced the appointment of Mr. Jeffrey Mason as Board Chair, having previously served as the Company’s Lead Independent Director.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

Section 4: Projects overview

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides all of Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain the highest standards of environmental protection and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural intelligence development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

•	the provision of jobs and training programs
•	contracting opportunities
•	capacity funding for Indigenous engagement
•	sponsorship of community events
•	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

In May 2023 the Company signed a service provider agreement with Stajune Ventures Inc. a business entity owned by the Eastmain Cree First Nation. Stajune provided important support services for the Eau Claire summer 2023 exploration program.

During the year ended December 31, 2023, the Company continued to work through its Ecologo certification for mineral exploration. Ecologo is the first comprehensive certification for mineral exploration companies and their service providers that features third-party certification of environmental, social and economic practices in Quebec. Additionally, during the third quarter of 2023, the Company renewed its qualitative environmental, social and governance (“ESG”) assessment with Digbee, a technology company which provides qualitative assessment tools to mining companies to track their ESG achievements. Fury Gold received an overall score of BB with a range of CC to AA broken down into a corporate score of BBB with a range of BB to A and a project score of BB with a range of CC to A for both the Eau Claire and Committee Bay projects. These results are considered strong for an exploration company and the Company is continues to evaluate and implement initiatives to improve future scores.

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This includes a now 100% interest in the Eleonore South Project. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining has earned a 75% interest in those properties, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. The Radisson project is under option to Ophir Gold Corp. (“Ophir”) whereby Ophir can earn a 100% interest in the project, subject to certain option payments being met.

4.2.1     Eau Claire

The Eau Claire project is located immediately north of the Paix Des Braves reservoir, 10km northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

The Eau Claire project is underlain by typical Archean greenstone assemblages of the Eastmain Greenstone Belt, which are composed of volcanic rocks of basaltic to rhyolitic composition and related clastic and chemical sedimentary rocks. These rocks have been intruded by an assemblage of mafic to felsic sills, stocks, and dykes. Metamorphism ranges from upper greenschist to amphibolite facies in the greenstone assemblages, while higher-grade facies, up to granulite level, typically characterize the Opinaca sub-province. Archean-aged deformation affects all rocks on the property. Near the Eau Claire deposit, the volcano-sedimentary assemblage has been folded, forming a closed antiform plunging gently to the west. Regional rock foliation and lithology are generally east-west in strike with moderate to sub-vertical southerly dips in the vicinity of the Eau Claire gold deposit.

In November 2020, Fury Gold commenced a two-year diamond core drill program at the Eau Claire project, targeted to be approximately 50,000m. The drill program consisted of i) an expansion phase focused on the current resource (“Expansion Program”); ii) an exploration phase designed to test targets along the 4.5km long deposit trend (“Exploration Program”) and iii) an exploration phase of drilling designed to test targets at the Percival prospect 14km east of the Eau Claire Deposit. The Company completed the initial drilling program in October 2022 at 52,700m. In 2023 the Company completed an additional 18,807m of drilling. Approximately 12,000m of which were designed to increase confidence in the mineralization identified within the Western Hinge Target immediately adjacent to the high-grad Eau Claire gold deposit. The balance of drilling, approximately 6,800m, targeted along strike and down plunge extensions at the Percival prospect.

The Expansion Program at the Eau Claire deposit targeted the southeast margin of the existing inferred mineral resource, which is currently defined by 204,000 ounces (“oz”) at 11.81 g/t gold (using a 2.5 g/t gold cut-off grade). To date, Fury Gold has drilled twenty-one holes targeting the southeast margin of the Eau Claire Resource with intercepts including 23.27 g/t gold over 7.09m, 11.56 g/t gold over 6.04m, 59.3 g/t gold over 0.96m and 4.89 g/t gold over 2.94m.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

The exploration drilling program along the Eau Claire deposit trend continues to demonstrate the potential to significantly expand the Eau Claire deposit to the west. The focus during 2023 was on the Western Hinge of the anticline. All exploration targets within the Deposit Trend have the potential to significantly expand the Eau Claire mineralized footprint. To date the footprint of gold mineralization has been increased by over 455m or 25% at the Hinge Target alone and remains open to further expansion to the West as well as up and down dip. To date thirty-two holes have been completed at the Hinge Target with a hit rate of nearly 55% above the Eau Claire underground measured and indicated resource grade of 6.3 g/t gold and over 80% above the underground cut-off grade of 2.5 g/t gold. The multiple stacked zones of gold mineralization encountered at the Hinge Target clearly demonstrate that the Eau Claire gold resource remains open to the west and has the potential to be expanded significantly.

The Percival prospect, located 14km east of the Eau Claire deposit, is currently represented by a 500m by 100m mineralized footprint hosted within folded sulphidized and silicified breccias in an interbedded volcanic and sedimentary sequence. The Company has significantly advanced the targeting at Percival through the completion of an Induced Polarization ground geophysical survey as well as a biogeochemical survey covering 6.5km of the Percival trend. Based on the advancement in targeting at Percival the Company commenced an initial drilling program in the second quarter of 2022. Three holes targeted a parallel hinge 500m to the east of Percival proper for a total of 2,052m where broad zones of low-grade gold mineralization were intercepted. Five holes tested extensions of the historical gold mineralization at Percival proper for a total of 2,667m. The results from the 2022 diamond drilling program confirm that the high-grade core of the Percival mineralization plunges steeply to the west and remains open in all directions. Highlights included an 85m step out from historical high-grade mineralization which intercepted 13.5m of 8.05 g/t gold, (including 3.00m of 25.8 g/t gold) in drill hole 22KP-008 and a 150m step out which intercepted 7.5m of 4.38 g/t gold, (including 3m of 8.7 g/t gold, and 3m of 5.5 g/t gold) in drill hole 22KP-005. Drill hole 23KP-015 targeted a 70 meter (m) step out from the 2022 drilling on the eastern flank of the known Percival Main mineralization and intercepted 279 g/t Au over 1.5 m, 5.0m of 2.68 g/t gold and 7.5m of 2.31 g/t gold.  At the adjacent Lac Clarkie property, the Company has defined eight gold targets, six of which lie along the Cannard Deformation Zone which hosts numerous gold occurrences along its >100km mapped extent including Fury’s Eau Claire Deposit and Percival Prospect. Results of up to 85 parts per billion (“ppb”) gold and 590ppb silver were returned from the 2,529 samples collected. A total of 62 samples returned values above 50ppb gold, background values in gold as defined by the 50th percentile are 1ppb gold. Ninety-two samples returned results above 100ppb silver, background value of silver from the survey as defined by the 50th percentile of 20ppb silver. The Company plans to continue to follow up on these anomalies to advance them through the exploration pipeline to the drill ready stage.

The Company expects to incur approximately $35 in mineral claims renewal fees in order to keep the properties in good standing in 2024. Payments of $148 were made during the year ended December 31, 2023, in respect of these mineral claims.

Updated Eau Claire Resource Estimate

The updated Eau Claire resource estimation was completed by SGS Geological Services (see the Technical Report on the Eau Claire Project Quebec, Canada, dated August 30, 2023 and filed under Fury’s SEDAR+ profile). The August 2023 technical report supersedes the 2018 preliminary economic assessment.

4.2.2 Eleonore South

As of February 29, 2024, Fury Gold now owns a 100% interest in the Eleonore South project.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. Exploration over the past 13 years has largely been focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Property. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold (Au); 6.0m of 49.50 g/t Au including 1.0m of 294 g/t Au and 23.8m of 3.08 g/t Au including 1.5m of 27.80 g/t Au.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

In December 2020, Fury Gold announced the recognition of a large-scale gold in till anomaly on the Éléonore South property through a review of historical datasets. This target has not been drill tested. In September 2021 the ESJV initiated a field program designed to refine the broad geochemical anomaly into discrete targets for further follow up and eventual drill testing. Additionally, a regional survey was completed on the southern third of the property where no historical systematic sampling had been completed.

During the third quarter of 2022 an orientation biogeochemical sampling survey was completed over a buried fold hinge target interpreted to be hosted within the same sedimentary rock package as Newmont's Éléonore mine. A total of 641 biogeochemical samples were collected. In addition to the biogeochemical orientation survey the Company completed a rock sampling program within the nine discrete gold in soil anomalies identified from the 2021 field work. The nine discrete gold in till anomalies are centered on an east-west structural corridor that separates intrusives to the south and sediments to the north. The importance of this new structural framework is that the newly defined gold in till anomalies are located along deep-rooted structures clearly visible in the geophysical data. Based on the elemental associations observed of gold with arsenic, bismuth and tungsten, in both the historical and infill sampling the most likely style of mineralization to be encountered in the nine targets will be the Cheechoo style observed at the JT and Moni zones. The Company plans to focus on follow up drilling at Moni and initial drilling at the identified geochemical anomalies in 2024.

4.3 Nunavut

Committee Bay and Gibson MacQuoid

The Committee Bay project comprises approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt, are considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill province, which hosts gold deposits such as Meadowbank, Meliadine, and Amaruq.

The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

The Gibson MacQuoid project is an early-stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 66 mineral claims that make up the project encompass approximately 120km of strike length of the prospective greenstone belt and total 51,622 hectares collectively. The Gibson MacQuoid Greenstone belt is one of a number of Archean-aged greenstone belts located in the Western Churchill province of northeastern Canada.

The Company did not undertake a 2023 exploration program in Nunavut to focus available resources in Quebec.

The Company expects to incur approximately $157 in annual mineral claims expenditures in 2024, in order to keep the property in good standing. Payments totalling $157 were made during the year ended December 31, 2023 in respect of these mineral claims.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by APEX Geoscience Ltd. (“APEX”) (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, dated September 11, 2023 and filed under Fury’s SEDAR+ profile). It supersedes prior all previous Committee Bay technical reports.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

Section 5: Review of annual financial information

	Years ended December 31
	2023	2022	2021
Net (earnings) loss	17,213	(24,908)	16,790
Total comprehensive (income) loss	17,219	(24,905)	16,790
Basic and diluted (earnings) loss per share	$0.12	$(0.18)	$0.14
Total assets	189,175	200,599	167,018
Total non-current financial liabilities	74	227	357

Year ended December 31, 2023, as compared to the year ended December 31, 2022

During the year ended December 31, 2023, the Company reported a total net loss of $17,213 and loss per share of $0.12 compared to a total net earnings of $24,908 and earnings per share of $0.18 for the year ended December 31, 2022. The primary driver of change from net earnings in the prior year to a net loss in the current year was the net gain of $48,390 recognized on the sale of Homestake Resources to Dolly Varden. The gain recognized was comprised of cash proceeds of $5,000 and the fair value of the 76,504,590 common shares of Dolly Varden, calculated based on the market value of the common shares on date of closing, net of transaction costs. Additionally, other significant changes were as follows:

Operating expenses

•	Exploration and evaluation costs increased to $9,311 for the year ended December 31, 2023, compared to $9,217 for the year ended December 31, 2022, primarily due to an increase in costs relating to shutting down mid-way through the drilling season due to the wildfires in Quebec and only restarting later in the year;

•	Fees, salaries, and other employment benefits decreased to $2,630 for the year ended December 31, 2023, as compared to $3,199 for the year ended December 31, 2022, primarily due to a combination of lower headcount and a lower share-based compensation expense. In addition, bonuses paid during May 2022 were not paid out in 2023.

•	Insurance costs decreased to $646 for the year ended December 31, 2023, as compared to $728 for the year ended December 31, 2022, due to the re-negotiated terms from the middle of 2023 significantly decreasing the year-over-year costs;

•	Legal and professional fees increased to $863 for the year ended December 31, 2023, as compared to $804 for the year ended December 31, 2022. The higher costs in 2023 were primarily related to additional internal control review work performed as well as the costs of renewing the Company’s prospectus;

•	Marketing and investor relations decreased to $737 for the year ended December 31, 2023, as compared to $809 for the year ended December 31, 2022. The decrease in costs was due to the focused effort on decreasing events in the second half of 2023 to conserve funds and only focus on specific events and contracts; and

•	Regulatory and compliance costs increased to $275 for the year ended December 31, 2023, as compared to $218 for the year ended December 31, 2022, due to the costs of filing the prospectus in the US which wasn’t necessary in 2022.

Other income, net

•	An impairment expense of $5,506 for the year ended December 31, 2022, arose from the sale of the 17 million common shares of Dolly Varden. There was no similar transaction in the year ended December 31, 2023;

•	Net gain on disposition of mineral interests came from the extinguishment of royalty agreement in 2023, whereas in 2022 derived from the sale of Homestake Resources;

•	The increase in interest income resulted from the increase in cash held brought about by the sale of Dolly Varden shares at the end of 2022 and the financing during the first quarter of 2023; and

•

A higher unrealized loss on marketable securities during 2023 compared to 2022 was due to a higher number of comparative securities held to 2022, with a lowering of their market values as at the 2023 year end significantly increasing the unrealized losses.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

Section 6: Review of quarterly financial information

Three months ended:	Interest income	Net Loss (earnings)	Comprehensive (income) loss	Loss (earnings) per share ($/share)
December 31, 2023	$119	$4,609	$4,612	$0.03
September 30, 2023	162	6,650	6,649	0.05
June 30, 2023	188	3,293	3,296	0.02
March 31, 2023	121	2,661	2,662	0.02
December 31, 2022	112	2,871	2,872	0.03
September 30, 2022	67	12,280	12,282	0.09
June 30, 2022	45	5,577	5,577	0.04
March 31, 2022	4	(45,636)	(45,636)	(0.36)

6.1 Three months ended December 31, 2023 compared to three months ended December 31, 2022

During the three months ended December 31, 2023, the Company reported net loss of $4,609 and loss per share of $0.03 compared to a net loss of $2,871 and loss per share of $0.03 for the three months ended December 31, 2022. The significant drivers of the change in total net loss were as follows:

Operating expenses

•

Exploration and evaluation costs increased to $2,784 for the three months ended December 31, 2023 compared to $1,346 for the three months ended December 31, 2022. The higher exploration expense in the fourth quarter of 2023 was a result of the Quebec wildfires in summer of 2023, which compelled us to postpone some of the work and the site continued operating until the end of November. Due to this, certain assaying costs were also postponed into the last quarter;

•

Fees, salaries, and other employment benefits decreased to $788 for the three months ended December 31, 2023 compared to $897 for the three months ended December 31, 2022, primarily due to a lower headcount and less utilization of our shared services partner during the quarter; and

•

Legal and professional fees increased to $243 for the three months ended December 31, 2023 compared to $102 for the three months ended December 31, 2022, primarily due to additional costs associated with filing the prospectus and additional internal control review work performed in 2023.

Other expenses and income

•

Unrealized net loss on marketable securities increased to $1,024 for the three months ended December 31, 2023 compared to unrealized net gain of $166 for the three months ended December 31, 2022, primarily due to the downturn in market value of certain securities within the lithium exploration space of which we had significant additions in 2023 through mineral property agreements.;

•

Higher amortization of flow-through share premium of $1,123 for the three months ended December 31, 2023 as compared to $234 for the year ended December 31, 2022. This is a result of the increased activity at site in 2023 compared to Q4 2022. Because of the wildfires in 2023 work got pushed back, forcing staff to work at site until the end of November. This in turn created a higher flow-through spend in Q4 2023. Moreover, in 2022, the flow-through liability balance was extinguished at the beginning of Q4.

Exploration tax credits refunded

•	The Company received $307 in refundable exploration tax credits during the three months ended December 31, 2023, compared to nil received during the year ended December 31, 2022.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

Section 7: Financial position, liquidity, and capital resources

As at and for the year ended:	December 31 2023	December 31 2022
Cash	$7,313	$10,309
Restricted cash	144	144
Marketable securities	1,166	582
Other assets	1,665	1,944
Mineral property interests	142,639	145,190
Investments in associates	36,248	42,430
Current liabilities	1,732	1,308
Non-current liabilities	4,569	4,498
Working capital surplus (deficit)(1)	7,713	10,554
Accumulated deficit	149,054	131,841
Cash used in operating activities	(13,060)	(14,012)
Cash provided by investing activities	2,446	10,435
Cash provided by financing activities	7,624	10,629

(1) defined as total current assets less total current liabilities

7.1 Cash flows

During the year ended December 31, 2023, the Company used cash of $13,060 in operating activities compared to $14,012 in 2022. The cash outflow for 2023 was lower primarily due to lower employee costs and changes in non-cash working capital through the maximization of trade payable terms.

During the year ended December 31, 2023, the Company generated cash from investing activities of $2,446, primarily representing option payment received, interest income, and proceeds from the sale of marketable securities. During the year ended December 31, 2022, the Company generated cash from investing activities of $10,435, primarily representing the cash proceeds, net of transaction costs, arising from the sale of the Dolly Varden shares in October 2022 and the net cash proceeds of $4,479 from the Dolly Varden Transaction in February 2022, offset in part by the acquisition cost of the additional ESJV interest.

For the year ended December 31, 2023, cash provided by financing activities of $7,624 primarily represented the net proceeds received in respect of the March 2023 financing. For the year ended December 31, 2022, cash provided by financing activities of $10,629 primarily represented the net proceeds received in respect of the April 2022 financing.

7.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at December 31, 2023, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At December 31 2023
Accounts payable and accrued liabilities	$1,034	$-	$-	$1,034
Quebec flow-through expenditure requirements	1,223	-	-	1,223
Undiscounted lease payments	189	64	-	253
Total	$2,446	$64	$-	$2,510

Additionally, to maintain the Company’s properties in good standing order, the Company is required to make certain mineral claims payments on an annual or bi-annual basis. The Company estimates that $361 of payments arising on mineral claims and leases will be payable during the year ended December 31, 2024.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

On April 1, 2022, the Company purchased a 25% share interest in Universal Mineral Services Ltd (“UMS”) a private shared-services provider for nominal consideration. The remaining 75% of UMS is owned equally by three other junior resource issuers, namely Tier One Silver Inc., Coppernico Metals Inc., and Torq Resources Inc who share a head office location in Vancouver, BC. Previously, UMS had been privately owned by a director in common, Mr. Ivan Bebek, then subsequently from January 1, 2022, by Mr. Steve Cook, also a director in common, until March 31, 2022.

UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice. The Company is committed to certain office rental expense in respect of shared head office including after termination of the UMS agreement which the Company may terminate anytime on 180 days notice. The UMS agreement is publicly filed at SEDAR+. See also section 9 herein.

7.3 Summary of mineral property interests

	Quebec	Nunavut	Total
Balance at December 31, 2022	$125,656	$19,534	$145,190
Option payment received	(880)	-	(880)
Disposition	(1,746)	-	(1,746)
Change in estimate of provision for site reclamation and closure	(52)	127	75
Balance at December 31, 2023	$122,978	$19,661	$142,639

On December 12, 2022, the Company entered into an Option Agreement (“the Ophir Agreement”), pursuant to which Ophir Gold Corp. (the “Optionee”) would acquire a 100% interest in the Radis Property through payment of certain cash and common shares over a three-year period, payments of which may be accelerated by the Optionee. The Company retains a 2% NSR on the property, three-quarters of which may be purchased by the Optionee for $1,500. The Agreement was subject to certain closing conditions, which were met on January 25, 2023. The first option payment, comprising a cash payment of $50 and 2,500,000 common shares of Ophir Gold with a fair value of $625, was received upon closing. The second option payment was received during December 2023 comprising of $75 cash and 1,000,000 common shares with a fair value of $130 upon date of receipt. The common shares of Ophir Gold have been classified as marketable securities.

On August 16, 2023 the Company entered into a royalty extinguishment agreement whereby certain Eastmain net smelter royalties of the Mia project were extinguished in exchange for marketable securities to the value of $468 as at the date of the agreement.

In November 2023, the Company received the final option payment of $1,725, comprising of $1,350 cash and 1,237,216 shares with a fair value upon date of receipt of $396, from Benz Mining in respect of the option agreement to acquire 75% of the Eastmain Mine and Ruby Hill properties (year ended December 31, 2022 - $310 cash).

7.4 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

March 2023 financing

On March 23, 2023, the Company completed a bought deal private placement financing. At the close of the financing, the Company issued 6,076,500 flow-through shares of the Company for total gross proceeds to the Company of $8,750. The proceeds of the financing will be used to advance the Company’s exploration projects in Quebec. Share issue costs totaled $912.

April 2022 financing

On April 14, 2022, the Company completed a non-brokered private placement with two investors comprised of a Canadian corporate investor and a US institutional investor, for a Private Placement of 13.75 million common shares of the Company at a price of $0.80 per share for gross proceeds of $11,000. Proceeds from the Private Placement will be used to fund continued exploration at the Company’s Eau Claire project in Quebec. Share issue costs totaled $136.

Exercise of share options and warrants

During the year ended December 31, 2023, there were no exercises of share options and warrants.

As at December 31, 2023, the share options and warrants outstanding were as follows:

	Share options outstanding		Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.00	6,922,993	0.91	3.46	5,647,193	0.93	3.31
$1.00 – $1.95	893,609	1.79	1.19	893,609	1.79	1.19
$2.05	2,135,000	2.05	1.81	2,135,000	2.05	1.81
	9,951,602	1.23	2.90	8,675,802	1.30	2.72

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

As at April 2, 2024, there were 10,094,665 and 7,461,450 of share options and warrants outstanding, respectively, with a weighted average exercise price of $1.22 and $1.20, respectively.

Capital structure

Authorized: Unlimited common shares without par value. Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at December 31, 2023: 145,744,795

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Number of common shares issued and outstanding as at April 2, 2024: 146,077,103

7.5 Planned Exploration Activities

The company is still in the process of finalizing its final 2024 exploration programs while preparing to issue an updated resources during the second quarter of 2024. An initial 2,000 meters drill program at its Éléonore South gold project was announced on March 20, 2024, in addition to the biogeochemical sampling program scheduled for early Summer. The following work has been budgeted for the next 12 months:

Exploration Program	Projected Cost ($,000’s)
Eau Claire Project: Regional Exploration: ● 2024 Exploration Program: drill test certain high priority geochemical and structural targets along the Percival to Serendipity Trend. ● Objective: Drilling to test regional targets for potential discovery of a new gold mineralized system.	2,000
Eau Claire Project: ● Drill test deposit trend targets including the shallow Hinge and Gap Zone. ● Objective: Identify additional areas for potential further resource expansion.	1,000
Éléonore South: ● Exploration Program: completion of a 2,000m drill program at certain high priority targets at the Éléonore South, and the regional exploration program with further surface sampling work to expand on the initial 2021 and 2022 findings. ● Objective: Maiden drill program to test 6 priority geochemical targets to determine their potential to host significant gold mineralization while continuing to advance other targets and prospects to the drill stage.	2,000

As at December 31, 2023, the Company had working capital of approximately $7.7 million, which the Company defines as total current assets less total current liabilities including a cash balance of $7.3 million (which excludes $0.1 million of restricted cash). As of the date of this MD&A, the Company's working capital is estimated to have declined by approximately $2 million since December 31, 2023 to pay for general corporate costs. The Company does not include its shares in Dolly Varden (current market value $43 million) in working capital because it accounts for these shares as an affiliated entity. The Dolly Varden shares are eligible for sale and there is a reasonably liquid market for them.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

Section 8: Financial risk summary

As at December 31, 2023, the Company’s financial instruments consist of cash, marketable securities, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s consolidated financial statements for the year ended December 31, 2023.

Section 9: Related party transactions and balances

9.1 UMS:

Under the shared services arrangements with the Company’s 25%-owned  affiliate service provider company UMS as described in section 7.2, all transactions have occurred in the normal course of operations, and the shared costs are considered by management to be priced at equal to or better than would be the fair market rates for the shared services. All amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Years ended December 31
	2023	2022
Exploration and evaluation costs	$872	$590
General and administration	714	841
Total transactions for the period	$1,586	$1,431

The outstanding balance owing at December 31, 2023, was $103 (December 31, 2022 – $240) which is included in accounts payable.

The Company is contractually obligated to provide for a certain share, estimated annually, of the operating expenses of UMS, specifically in respect of a ten-year office lease which was entered into on July 1, 2021. As at December 31, 2023, the Company expects to incur approximately $381 in respect of its share of future rental expense.

The Company issues share options to UMS employees some of whom provide part time services to the Company. During the 4th quarter 2023, certain key management personnel of the Company transferred from UMS to be directly employed by the Company. The Company recognized a share-based compensation expense of $317 for the year ended December 31, 2023 in respect of share options issued to UMS employees (December 31, 2022 - $483)

9.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s key management personnel was as follows:

	Years ended December 31
	2023	2022
Short-term benefits provided to executives (a)	$1,109	$1,719
Directors’ fees paid to non-executive directors	289	203
Share-based payments	1,013	1,059
Total	$2,411	$2,981

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the consolidated statement of financial position, and other annual employee benefits.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

Section 10: Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Critical accounting judgments exercised in applying accounting policies, apart from those involving estimates, which have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

(a) Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(b) Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that the acquisition of mineral properties and related costs incurred, which have been recognized on the consolidated statements of financial position, are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological data, scoping studies, accessible facilities, and existing and future permits.

(c) Indications of impairment of assets

Assessments of impairment indicators are performed at the Cash Generating Unit (“CGU”) level and judgment is involved in assessing whether there is any indication that an asset or a CGU may be impaired. The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, exploration plans for properties, and the results of exploration and evaluation to date.

(d) Income taxes

The provision for income taxes and composition of income tax assets and liabilities requires management’s judgment. The application of income tax legislation also requires judgment in order to interpret legislation and to apply those findings to the Company’s transactions.

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 12% for eligible losses under the Quebec Mining Duties Act and a refundable resource investment tax credit of 38.75% under the Quebec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Quebec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the year ended December 31, 2023, the Company received a refund of $307 consisting of $304 principal and $3 interest (December 31, 2022 – $187), which was classified as income tax recovery on the consolidated statements of (earnings) loss and comprehensive (income) loss.

(e) Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns (including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration, and termination of key management personnel) and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19

(f) Investments in associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policy decisions.

(g) Financial instruments

Financial instruments are assessed upon initial recognition to determine whether they meet the definition of a financial asset, financial liability, or equity instrument depending on the substance of the contractual arrangement. Judgement is required in making this determination as the substance of a transaction may differ from its legal form. Once a determination is made, IFRS requires that financial instruments be measured at fair value on initial recognition. For financial instruments that do not have quoted market prices or observable inputs, judgements are made in determining what are appropriate inputs and assumptions to use in calculating the fair value.

Key sources of estimation uncertainty that have significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows:

(h) Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for site reclamation and closure because there are numerous factors that will affect the ultimate liability that becomes payable. These factors include estimates of the extent, the timing, and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the consolidated statements of financial position by adjusting the reclamation asset and liability.

(i) Share-based compensation

The Company determines the fair value of equity-settled share-based payments using the fair value of the equity instruments at the grant date. For options granted, the Company uses the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility, and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

(j) Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty, and changes in circumstances may alter expectations which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	20

Section 11: Application of new and revised accounting standards

The Company has adopted the following amended accounting standards and policies effective January 1, 2023: There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon application.

Amendments to IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements – Disclosure of Accounting Policies

The Company has adopted the amendments to IAS 1 in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce a definition of ‘accounting estimates’ and clarify the difference between changes in accounting policies and changes in accounting estimates.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 12 – Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Company has adopted the amendments to IAS 12 in the current year. The amendments narrow the scope of the initial recognition exemption (“IRE”) so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Amendments to IAS 12 – Income Taxes International Tax Reform – Pillar Two

The Company has adopted the amendments to IAS 12 in the current year. The IASB amends the scope of IAS 12 to clarify that the Standard applies to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

The amendments introduce a temporary exception to the accounting requirements for deferred taxes in IAS 12, so that an entity would neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.

There was no impact to the Company’s financial statements for the year ended December 31, 2023 upon adoption.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	21

New and amended standards not yet effective:

The following new and amended standards, which are not yet effective, have not been applied by the Company in these financial statements. The Company has assessed the potential impact(s) on the Company’s financial statements following application.

Amendments to IAS 1 Presentation of Financial Statements — Classification of Liabilities as Current or Non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments are applied retrospectively for annual periods beginning on or after 1 January 2024, with early application permitted.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures — Supplier Finance Arrangements

The amendments add a disclosure objective to IAS 7 stating that an entity is required to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. In addition, IFRS 7 was amended to add supplier finance arrangements as an example within the requirements to disclose information about an entity’s exposure to concentration of liquidity risk.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Amendment to IFRS 16 Leases — Lease Liability in a Sale and Leaseback

The amendments to IFRS 16 add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments require the seller-lessee to determine ‘lease payments’ or ‘revised lease payments’ such that the seller-lessee does not recognise a gain or loss that relates to the right of use retained by the seller-lessee, after the commencement date.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Earlier application is permitted.

Management does not expect the adoption of these amendments would have a material impact to the Company's financial statements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	22

Section 12: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.  As of December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2023.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Company's ICFR as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, the Company's ICFR was effective. There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR+ at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. Clark”

Director & CEO

April 2, 2024

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2023 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	23